VATECH

02060518

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An: To:	SEC	Datum: Date:	12.12.02
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategie, Kommunikation und Investor Relations	Tel.: (+43/732) 6986 - 4319 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Sehr geehrte Damen und Herren!

Beiliegend erhalten Sie die heutige Presseaussendung der VA Technologie AG.

Mit freundlichen Grüßen

02 DEC 12 AM 9:47

Dr. Wolfgang Schwaiger
Strategie, Kommunikation und Investor Relations

Tel.Nr. [0043-732] 6986-9222
Fax-Nr. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

dlw 12/18

VA TECH

VA TECH HYDRO

PRESS RELEASE

VA TECH HYDRO WINS BOSNIAN FOLLOW UP ORDER

VA TECH HYDRO, one of the world's leading suppliers of equipment and services to hydropower plants, is set to embark on a follow up contract for the modernisation of unit 2 of the Jablanica Hydro Power Station, Bosnia-Herzegovina, 80km south of Sarajevo.

The contract follows the successful refurbishment of three other units in the past three successive years for Elektroprivreda Bosne I Hercegovine (EP BiH), Bosnia's largest electricity provider. VA TECH HYDRO will supply the Jablanica plant, which dates back to 1954, among other components with a new a new runner, distributor, turbine shaft, governor and corresponding hydraulic unit and 3 butterfly valves for units 1 to 3.

Delivery will be made within eleven months and VA TECH HYDRO will supervise the installation of the equipment. Within less than 20 months the plant will be fully operational. On completion the modernisation will increase the plant's peak power by a further 22% and peak efficiency by 7%. Once all five units are modernised, the additional annual energy production of more than 50,000 MWh will supply 100,000 households with clean energy.

This follow up project is entirely self-financed in Bosnia, the first contract was funded with assistance from the Swiss Confederation. This demonstrates the confidence VA TECH HYDRO has earned in Bosnia after it's previous hydro rehabilitations with Elektroprivreda Bosne I Hercegovine.

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA TECH HYDRO

VA TECH HYDRO's Chairman, Christian Habegger, said: "This contract confirms the excellent relationship we have established with our client Elektroprivreda Bosne I Hercegovine. We are aware of the importance of this project in the Jablanica region. It will significantly contribute to Bosnia's renewable clean hydropower supply, enhancing the living standard of the local population and further the general development of the country."

The hydroelectrical power plant in Jablanica provides 18% of Bosnia's power, serving the central and oriental districts of the country.

++++2002-12-12

VA TECH HYDRO is a company of the listed VA Technologie AG (VA TECH) group and is a global supplier of electromechanical equipment and services ("Water to Wire") for hydropower plants. VA TECH HYDRO is one of the world's largest suppliers for the hydroelectric power generation market, and holds a leading position in the growing power plant refurbishment sector. In 2001, VA TECH HYDRO achieved a turnover of € 670 million with approximately 3,150 employees.

This and other VA TECH and VA TECH HYDRO press releases are also available on the Internet: www.vatech.at and www.vatech-hydro.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at